UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

Defined Strategy Fund Inc. (DSF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24476Y100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 24476Y100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  903,618

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  903,618

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

903,618

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

22.53%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 903,618 shares of DSF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 22.53% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 903,618 shares or 22.53% of the outstanding Shares. George W. Karpus presently owns 10,160 shares. Mr. Karpus purchased shares on May 20, 2005 at $16.9 (2005 shares), June 10, 2005 at $16.96 (500 shares), August 8, 2005 at $16.81 (1000 shares), September 9, 2005 at $16.72 (2000 shares), December 29, 2005 at $15.63 (985 shares), May 22, 2006 at $16.19 (60 shares), May 23, 2006 at $16.36 (2900 shares), January 17, 2007 at $20.37 (2000 shares), May 2, 2007 at $21.39 (381 shares), June 7, 2007 at $21.49 (2500 shares), June 15, 2007 at $22.1 (425 shares), June 18, 2007 at $22.05 (200 shares), June 19, 2007 at $22.03 (200 shares), June 20, 2007 at $22.17 (175 shares), July 17, 2007 at $22.4 (450 shares), July 18, 2007 at $22.15 (288 shares), July 19, 2007 at $22.05 (262 shares), August 27, 2007 at $21.07 (50 shares), August 31, 2007 at $20.89 (50 shares), September 5, 2007 at $20.8 (5 shares), September 14, 2007 at $20.94 (75 shares), February 5, 2008 at $19.07 (185 shares), February 8, 2008 at $18.48 (125 shares) and on November 6, 2008 at $12.12 (15 shares). Mr. Karpus sold shares on January 13, 2006 at $17.81 (2566 shares), January 11, 2007 at $21.97 (2341 shares), January 16, 2008 at $20.02 (791 shares) and on January 16, 2009 at $9.60 (1048 shares). Jo Ann Van Degriff presently owns 2,298 shares. Ms. Van Degriff purchased shares on May 19, 2005 at $16.78 (120 shares), June 7, 2005 at $16.74 (40 shares), June 8, 2005 at $16.66 (5 shares), April 19, 2006 at $16.13 (700 shares), January 29, 2007 at $20.4 (105 shares), January 30, 2007 at $20.4 (675 shares), January 31, 2007 at $20.5 (475 shares), February 1, 2007 at $20.64 (570 shares), February 2, 2007 at $20.68 (175 shares), February 28, 2007 at $20.11 (80 shares), March 1, 2007 at $19.9 (101 shares), March 2, 2007 at $19.76 (10 shares) and on March 5, 2007 at $19.71 (9 shares). Ms. Van Degriff sold shares on January 13, 2006 at $17.81 (77 shares), January 11, 2007 at $21.97 (268 shares), January 16, 2008 at $20.02 (185 shares) and on January 16, 2009 at $9.60 (237). Sophie Karpus presently owns 161 shares. Ms. Karpus purchases shares on January 27, 2006 at $16.16 (100 shares) and on November 20, 2007 (125 shares). Ms. Karpus sold shares on January 11, 2007 at $21.97 (34 shares), January 16, 2008 $20.02 (13 shares) and on January 16, 2009 at $9.60 (17 shares). Kathy Crane presently owns 259 shares. Ms. Crane purchased shares on October 9, 2007 at $22.40 (125 shares), October 16, 2007 at $22.26 (28 shares), October 18, 2007 at $22.21 (47 shares), October 23, 2008 at $11.81 (80 shares), October 27, 2008 at $10.97 (10 shares) and on October 28, 2008 at $11.36 (10 shares). Ms. Krane sold shares on January 16, 2008 at $20.02 (14 shares) and on January 16, 2009 at $9.60 (27 shares). Dana R. Consler presently owns 1,101 shares. Mr. Consler purchased shares on May 25, 2005 at $16.77 (35 shares), May 26, 2005 at $16.76 (75 shares), May 26, 2005 at $16.67 (10 shares), February 9, 2006 at $16.28 (350 shares), February 7, 2007 at $20.68 (335 shares), June 14, 2007 at $21.9 (25 shares), June 15, 2007 at $22.07 (30 shares), June 19, 2007 at $21.99 (25 shares), June 20, 2007 at $22.12 (20 shares), June 22, 2007 at $21.94 (75 shares), June 29, 2007 at $22.19 (75 shares), February 5, 2008 at $19.06 (100 shares), October 10, 2008 at $9.69 (300 shares), November 20, 2008 at $9.84 (35 shares) and on December 11, 2008 at $11.06 (5 shares). 40 shares of DSF were transferred out of Mr. Consler's account on January 30, 2006. Mr. Consler sold shares on January 13, 2006 at $17.81 (35 shares), January 13, 2006 at $17.81 (21 shares), January 11, 2007 at $21.97 (127 shares), January 16, 2008 at $20.02 (57 shares) and on January 16, 2009 at $9.06 (114 shares). Karpus Investment Management Defined Benefit Plan presently owns 526 shares. The Benefit Plan purchased shares on May 24, 2005 at $16.91 (50 shares), June 27, 2006 at $16.87 (80 shares), February 5, 2008 at $19.07 (294 shares) and on February 5, 2009 (200 shares). The Plan sold shares on January 13, 2006 at $17.81 (23 shares), January 11, 2007 at $21.97 (36 shares), January 16, 2008 at $20.02 (5 shares) and on January 16, 2009 at $9.60 (34 shares). Karpus Investment Management Profit Sharing Plan presently owns 8,944 shares. The Plan purchased shares on May 20, 2005 at $16.9 (500 shares), June 9, 2005 at $16.84 (30 shares), September 30, 2005 at $16.08 (100 shares), February 8, 2006 at $16.22 (600 shares), February 9, 2006 at $16.28 (400 shares), March 29, 2006 at $16.68 (1800 shares), April 17, 2006 at $16.18 (585 shares), April 24, 2006 at $16.14 (65 shares), May 3, 2006 at $16.64 (700 shares), April 10, 2007 at $20.81 (250 shares), April 11, 2007 at $20.75 (59 shares), April 12, 2007 at $20.72 (80 shares), April 16, 2007 at $21.02 (611 shares), April 18, 2007 at $21.01 (12 shares), April 20, 2007 at $21.21 (67 shares), April 25, 2007 at $21.1 (7 shares), April 27, 2007 at $21.37 (470 shares), April 30, 2007 at $21.32 (30 shares), May 1, 2007 at $21.22 (126 shares), May 2, 2007 at $21.37 (32 shares), May 4, 2007 at $21.54 (121 shares), June 20, 2007 at $22.17 (500 shares), August 17, 2007 at $20.54 (55 shares), August 20, 2007 at $20.44 (17 shares), November 7, 2007 at $21.03 (500 shares), November 14, 2007 at $20.83 (178 shares), November 16, 2007 at $20.49 (150 shares), November 19, 2007 at $20.16 (24 shares), November 20, 2007 at $19.92 (847 shares), November 21, 2007 at $19.65 (42 shares), November 26, 2007 at $19.89 (51 shares), November 27, 2007 at $19.67 (300 shares), November 28, 2007 at $19.94 (400 shares), December 4, 2007 at $20.29 (57 shares), December 5, 2007 at $20.45 (193 shares), December 6, 2007 at $20.67 (29 shares), December 7, 2007 at $20.93 (32 shares), January 17, 2008 at $18.42 (517 shares), January 18, 2008 at $17.99 (139 shares), January 22, 2008 at $17.55 (24 shares), January 23, 2008 at $17.4 (54 shares), January 25, 2008 at $18.47 (30 shares), January 31, 2008 at $19.12 (30 shares), February 1, 2008 at $19.44 (35 shares), February 8, 2008 at $18.46 (35 shares), February 11, 2008 at $18.42 (16 shares), February 13, 2008 at $18.92 (20 shares), February 14, 2008 at $18.82 (13 shares), February 15, 2008 at $18.61 (19 shares), February 19, 2008 at $18.64 (20 shares), February 20, 2008 at $18.28 (48 shares), February 25, 2008 at $18.14 (33 shares), February 26, 2008 at $18.26 (42 shares), September 19, 2008 at $15.20 (495 shares), October 10, 2008 at $9.69 (115 shares) and on December 18, 2008 at $9.98 (500 shares). The Plan sold shares on January 13, 2006 at $17.81 (294 shares), January 11, 2007 at $21.97 (1525 shares), January 16, 2008 at $20.02 (559 shares) and on January 16, 2009 at $9.60 (923 shares). Garnsey Partners L.P. is a hedge fund managed by Karpus Management, Inc., of which George W. Karpus owns 6.61% and Kathy Crane owns 0.08%. Garnsey Parners presently owns 5,174 shares of DSF. None of the other principals of KIM presently own shares of DSF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 1/16/2009  (91,260)**  $9.61
 1/20/2009  (281)*  $8.27
 1/26/2009  500   $8.42
 1/26/2009  (420)*  $8.21
 1/30/2009  1,115   $8.16
 2/2/2009  300   $7.88
 2/2/2009  (417)*  $8.13
 2/4/2009  95   $8.23
 2/5/2009  8,300   $7.89
 2/5/2009  (1,698)*  $8.17
 2/6/2009  2,560   $8.05
 2/6/2009  (272)*  $8.09
 2/10/2009  (103)*  $8.10
 2/10/2009  (912)***
 2/11/2009  (18)*  $8.12
 2/17/2009  1,145   $7.37
 2/17/2009  (389)*  $7.42
 2/18/2009  4,000   $7.22
 2/18/2009  (13)*  $7.20
 2/19/2009  1,700   $7.30
 2/20/2009  3,000   $6.90
 2/23/2009  44   $6.85

*Indicated sell order was pursuant to non-discretionary sales at the client's request and/or due to an account liquidation.
**Shares tendered through fund company.
*** Shares transferred out
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the DSF securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of DSF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on December 2, 2008 and on February 24, 2008. A copy of the referenced letters are attached as Exhibit 1 and Exhibit 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 25, 2009

EXHIBIT 1
Letter to the Fund
Transmitted December 2, 2008

The Board of Directors          December 2, 2008
Defined Strategy Fund Inc.
Attn: Colleen R. Rusch, Secretary
P.O. Box 9011
Princeton, New Jersey 08543-9011

Re: Defined Strategy Fund Inc.

Board Members:
I am writing on behalf of Karpus Investment Management ("Karpus"), a registered investment adviser and shareholder of Defined Strategy Fund Inc. ("DSF" or the "Fund"). As of November 12, 2008, the record date for the special meeting of the Fund, Karpus represents beneficial ownership of 972,793 shares of DSF or 24.26% percent of the Fund.

As the largest shareholder of the Fund, it is our belief that all shareholders would be best served if the Fund were to liquidate before the currently anticipated termination date on or about February 15, 2010. Not only would an early liquidation allow shareholders to promptly realize the value contained within the 6.5 percent discount the Fund has averaged over the past year, but it would also save shareholders the additional fees that would otherwise be incurred. Moreover, the current market environment has depressed security valuations across most asset classes and, consequently, liquidity has become a valuable commodity. The proceeds from an early liquidation of the Fund could be reinvested by shareholders into supplementary securities, such as other closed-end funds trading at greater than 20 percent discounts, and this would provide shareholders with the possibility of more favorable returns going forward.

It is the Board's fiduciary duty to do what is in the best interest of shareholders and given the current market environment, we believe that an early liquidation would be the best course of action. We urge the Board to act as promptly as possible so that shareholders can realize the value concealed within the Fund and redistribute these assets as they see fit.

I appreciate the Board's time and consideration and would welcome any communication to further discuss our concerns. Please feel free to contact me at 585-586-4680 (ext. 257) or william@karpus.com.

Sincerely,

William G. Dostman III
Portfolio Manager/Analyst

EXHIBIT 2
Letter to the Fund
Transmitted February 24, 2009

The Board of Directors         February 24, 2009
Defined Strategy Fund Inc.
Attn: Colleen R. Rusch, Secretary
P.O. Box 9011
Princeton, New Jersey 08543-9011

Re: Defined Strategy Fund Inc.

Board Members:
I write on behalf of Karpus Investment Management ("Karpus") to commend the Board for its recently announced authorization to liquidate The Defined Strategy Fund Inc. ("DSF" or the "Fund") in September 2009, prior to its currently anticipated termination date on or about February 15, 2010. Furthermore, we also commend the Board in its decision to voluntarily waive fees and reimburse expenses of the Fund to limit operating expenses (excluding extraordinary expenses) to an annual rate of 1.32%(from a current ratio of 1.59%).

As we stated in our December 2, 2008 letter to the Fund, we believe that these two decisions are especially wise because they: (1) provide liquidity and allow shareholders to more quickly realize the value of their investment, and (2) save shareholders the additional fees that would otherwise be incurred. Again, I thank the Board for its time, consideration and action with respect to our concerns.

Sincerely,

William G. Dostman III
Portfolio Manager/Analyst